June 20, 2013

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                             Reef Oil & Gas Drilling and Income Fund, L.P.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 22, 2013
File No. 333-172846

Dear Mr. Schwall:

On behalf of our client, Reef Oil & Gas Partners, L.P. (“Reef”), the sponsor of Reef Oil & Gas Drilling and Income Fund, L.P. (f/k/a Reef 2012 — 2013 Drilling Fund, L.P.; the “Registrant”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of March 27, 2013 relating to the above-referenced Amendment No. 3 to Form S-1 (“Amendment No. 3”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Reef to that particular comment. In addition, we are enclosing an Amendment No. 4 (“Amendment No. 4”) to Form S-1, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 4 marked to show changes from Amendment No. 3. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Prior Activities, page 64

Table Five — Oil and Gas Reserves, page 79

Comment No. 1

We note your response to prior comment one from our letter dated February 26, 2013. Given the amount of time that has passed since the last proved reserve volumes were reported please expand your disclosure to explain why more current information is not presented in the filing.

Response to Comment No. 1

We note your comment and have updated all information provided related to the oil and gas reserves of each partnership listed within the “Prior Activities” section of Amendment No. 4 to December 31, 2012.

Financial Statement, page F-1

Comment No. 2

Please refer to the Financial Statement of Reef Oil & Gas Partners, LP in the Table of Contents of the registration statement.

Response to Comment No. 2

We note your comment and have made the requested revision to the Table of Contents of Amendment No. 4.

Comment No. 3

Please include a disclosure page immediately preceding the financial statement of the general partner to explain why financial statements of the registrant are not presented in the registration statement. In addition, please disclose the extent to which the general partner expects to be involved in managing the business of the registrant and include the following details, as applicable:

•                  Disclose any material historical or anticipated future transactions with the general partner, including the pertinent terms of such transactions.

•                  Describe the nature and extent of any funding or financial support arrangements in place between the registrant and the general partner.

•                  To the extent an affiliate of the general partner has committed itself to increase or maintain the general partner’s capital, please describe the nature and extent of the affiliate’s commitment to the general partner.

Response to Comment No. 3

We note your comment. With respect to the first item, a balance sheet of the managing general partner is included in the financial statements discussed in Amendment No. 4 in accordance with Rule 8.07(c) of Regulation S-X. The managing general partner will exclusively manage and control all aspects of the business of the Registrant. No other partner of the Registrant will have any voice in the day-to-day business operations of the Partnership.

Regarding the request in the first bullet, no material transactions between the managing general partner and the Registrant have taken place. However, as disclosed in the section entitled “Conflicts of Interest — Property Transactions—Acquisitions from Our Affiliates and Us” on page 58 of Amendment No. 4, the partnership agreement of the Registrant permits material transactions between the managing general partner and the Registrant. The general requirements of any such transaction are disclosed in that section of Amendment No. 4. Additionally, Amendment No. 4 contains a risk factor regarding possible conflicts of interest arising from any such transaction on page 15. Regarding the request in the second bullet, beyond the obligation of the managing general partner to contribute 1% of the net capital of the Registrant after payment of all organization and offering costs and to purchase at least 1% of the units issued by the Registrant, there are no funding or financial support arrangements in place between the Registrant and the managing general partner. Regarding the request in the third bullet, no affiliate of the general partner has committed itself to increase or maintain the general partner’s capital. Page 19 of

Amendment No. 4 contains a risk factor regarding possible negative affects to the Registrant in the event the managing general partner’s financial condition is adversely affected.

Reef Oil & Gas Partners, L.P. — Balance Sheet, page F-3

Comment No. 4

We note your response to prior comment three and are not in a position to agree as the requirement to update the balance sheet of the general partner is based on the status of the registrant relative to the guidance in Rule 8-08(b) of Regulation S-X. However, if you believe we have misunderstood your position or updating is not currently possible we suggest that you contact us by telephone to discuss. Otherwise, please provide an updated audited balance sheet of the general partner to comply with the guidance in Rule 8-09 of Regulation S-X.

Response to Comment No. 4

We note your comment. An updated balance sheet of the general partner as of December 31, 2012 is included in the financial statements disclosed in Amendment No. 4.

*     *     *

In response to your request, Reef has authorized us to acknowledge on its behalf that:

•             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at the above-listed number.

Very truly yours,

/s/ Ted S. Schweinfurth

Ted S. Schweinfurth

Enclosure

cc:                                Michael J. Mauceli, Reef Oil & Gas Partners, L.P.
Dan Sibley, Reef Oil & Gas Partners, L.P.